CHEMBIO DIAGNOSTICS, INC.

Rapid Tests for Earlier Treatment

Ticker Symbol: NASDAQ:CEMI
www.chembio.com

Investor Fact Sheet

Business Summary & Investment Highlights

Chembio Diagnostics, Inc. (Chembio), through its wholly-owned subsidiary Chembio Diagnostic Systems, Inc., develops, manufactures, licenses and markets point-of-care testing (POCT) products. Chembio created and patented a new revolutionary technology called Dual Path Platform (DPP®). The technology is addressing critical market requirements in the infectious diseases testing market and other growing markets. Products under development, both OEM and branded, are anticipated to create significant new revenue streams that will add to Chembio's core business of rapid HIV tests.

- Three Consecutive Years of Profitability and Revenue Growth.
- Strategy is to create core business of public health and women's health products to be complemented by OEM and selected out-licensing opportunities.
- Robust pipeline of POCT products for infectious diseases based on Chembio's patented DPP® technology.
- Products developed on DPP® platform include oral fluid HIV test anticipated to be reviewed by FDA during 2012. Unique Syphilis test will be undergoing US FDA regulatory evaluations / submission in 2012. Several other products and collaborations in pipeline
- Unique opportunity to participate in nascent U.S. market for OTC HIV tests with multiple product offerings
- Five DPP® products approved in Brazil during 2010-11 are anticipated to generate at least $9MM in 2012 revenues as compared with $4.5MM in 2011.

Selected Financial Information

Stock Information

Ticker Symbol	NASDAQ:
Price 7/31/12	$4.980
52 Week High	$5.240
52 Week Low	$1.608
Outstanding Shares (MM)	8.00
Market Capitalization (MM)	$39.8
Fully Diluted (FD) Shares	8.7
Management Holding-FD	1.5
Ave. Daily Vol. (3 Mos)	10,600

Major Beneficial Holders	Beneficial Shares Owned (000s)
Lawrence Siebert	915
Inverness Medical Inovations, Inc.	671

Balance Sheet Data ($000s)	Jun '12	Dec. '11
Cash	$4,390	$3,011
Accts. Receivable	2,216	2,998
Inventories	3,141	2,300
Other Current Assets	736	682
Total Current Assets	10,483	8,991
Net Fixed Assets	1,144	1,062
Other Assets	5,088	5,433
Total Assets	16,715	15,486
Total Current Liab.	3,106	2,858
Total Other Liab.	108	133
Total Liabilities	3,214	2,991
Total Equity	13,501	12,495
Total Liabilities & Shareholders' Equity	$16,715	$15,486



CHEMBIO
DIAGNOSTICS, INC.
5.15
4.65
4.15
3.65
3.15
2.65
2.15
1.65
Price
High
Low
Close
8/1/11
9/1/11
10/1/11
11/1/11
12/1/11
1/1/12
2/1/12
3/1/12
4/1/12
5/1/12
6/1/12
7/1/12
7/31/12
Dates

Selected Comparative Historical Financial Data

$(000s)	For the Quater Ended Q2'12	Q2'12	For the 6 Months Ended Q2'12	Q2'11	For the Years Ended 2011	2010	2009	2008
Total Revenues	$6,084	$3,614	$12,737	$7,250	$19,388	$16,705	$13,834	$11,050
Cost of sales	3,513	1,564	6,833	3,273	9,998	8,604	7,974	7,198
Gross Profit	2,571	2,050	5,904	3,977	9,390	8,101	5,860	3,852
	42.3%	56.7%	46.4%	54.9%	48.4%	48.5%	42.4%	34.9%
R&D Expense	979	1,165	2,358	2,455	4,878	2,586	2,884	2,605
SG&A Expense	1,079	688	2,313	1,464	3,424	2,941	2,659	3,317
Operating Income (Loss)	513	197	1,233	58	1,088	2,574	317	(2,071)
Other Inc. (Expense)	(1)	(2)	(2)	(5)	(12)	(15)	(8)	122
Net Income (Loss) - Stkhldrs	512	195	1,231	53	1,076	2,559	309	(1,949)
Inc Tax (Ben.) Prov.	203	-	489	-	(5,133)	-	-	-
Net Income (Loss)	$309	$195	$742	$53	$6,209	$2,559	$309	($1,949)
Net Income (Loss) - per Share	$0.04	$0.02	$0.09	$0.01	$0.10	$0.04	$0.00	($0.03)
Wt. Avg. No. Shares (Millions)	7.987	7.882	7.961	7.834	62.998	62.103	61.946	61.267
Working capital	7,377	4,676	7,377	4,676	6,134	4,560	1,494	1,664
Total assets	16,715	8,435	16,715	8,435	15,486	9,086	6,315	5,915
Total liabilities	3,214	2,238	3,214	2,238	2,991	3,277	3,227	3,338
Equity (Deficit)	13,501	8,435	13,501	8,435	12,495	5,809	3,088	2,577

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763
Ph. 631-924-1135
Fax 631-924-2065
www.chembio.com

Investor Relations
Investor Relations
Lippert-Heilshorn & Associates
Anne-Marie Fields, Vice President
(212) 838-3777
AFields@lhai.com

Company Contact
Susan Norcott
631-924-1135 x125
Snorcott@chembio.com

CHEMBIO
DIAGNOSTICS, INC.
Rapid Tests for Earlier Treatment



2
Tampão
DPP® HIV 1/2
CONFIRMAÇÃO
ID
1 2 3 4 5 C
1
Bio-Manguinhos
under license from
CHEMBIO
DPP® HIV 1/2
2
Buffer
T C
ID
1
Sample
+
Buffer
CHEMBIO
2
Buffer
DPP® SYPHILIS
SCREEN & CONFIRM
ID
1
Sample
+
Buffer
CHEMBIO



2
DPP®
Buffer
1 2 3 4 5 6 7 8 C
ID
1
Sample
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Buffer
CHEMBIO

Chembio's Dual Path Platform (DPP®)
Patented in 2007

DPP® Technology

Competitive Advantages For POC Testing

- **Improved Sensitivity** - enabled by more efficient binding method
- **Easier Multiplexing** - due to even and direct distribution of sample to multiple test lines
- **Enhanced Sample Control** - as result of independent sample migration path
- **Clearer Results** - efficient binding allows for improved functionality of instruments for reading and reporting of qualitative or quantitative results



Clearview HIV 1/2 STAT-PAK
Clearview COMPLETE HIV 1/2

Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA by Alere North America, Inc.

inverness medical innovations

Senior Management Team

Lawrence A. Siebert, Chairman & CEO, over 25 years of management and financing experience

Richard J. Larkin, CFO, over 25 years of operational and financial experience

Javan Esfandiari, SVP R&D, over 15 years of experience in development of in-vitro point-of-care products

Independent Directors

Katherine Davis - Former Lieutenant Governor and numerous other leadership positions for the State of Indiana; former senior executive of Cummins, Inc. (NYSE:CMI)

Dr. Gary Meller - Broad experience in medical and information technology and pharmaceutical product development

Dr. Barbara DeBuono - Former New York Commissioner of Health and Rhode Island Director of Health; other positions in domestic and international medical services

Dr. Peter Kissinger - Has founded and/or led 3 biotechnology and/or biomedical technology companies, including a publicly-traded NASDAQ company